UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          En Pointe Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29247F108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Bruce R. Deming, Esq.
                               Covington & Burling
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7051
                            Facsimile: (415) 955-6551
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         29247F108

                1. Names of Reporting Persons. Daniel Zeff


                   I.R.S. Identification Nos. of above persons (entities only).



                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]



                3. SEC Use Only

12RAPHIC OMITTED]

                4. Source of Funds (See Instructions) N/A



                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

12RAPHIC OMITTED]

                6. Citizenship or Place of Organization    United States


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 1,124,140


                        8. Shared Voting Power     0


                        9. Sole Dispositive Power 1,124,140


                       10. Shared Dispositive Power    0


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   1,124,140


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)      16.0%


               14. Type of Reporting Person (See Instructions)
                   IN

CUSIP No.         29247F108


                1. Names of Reporting Persons. Spectrum Galaxy Fund Ltd.


                   I.R.S. Identification Nos. of above persons (entities only).



                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]

                   (b)     [   ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) WC


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization   British Virgin Islands


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 621,587


                        8. Shared Voting Power     0


                        9. Sole Dispositive Power 621,587


                       10. Shared Dispositive Power    0


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   621,587


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)      8.8%


               14. Type of Reporting Person (See Instructions)
                   CO

CUSIP No.         29247F108


                1. Names of Reporting Persons. Zeff Capital Partners I, L.P.


                   I.R.S. Identification Nos. of above persons (entities only).



                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]

                   (b)     [   ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) WC


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization    Delaware


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 502,553


                        8. Shared Voting Power     0


                        9. Sole Dispositive Power 502,553


                       10. Shared Dispositive Power    0


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   502,553


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)      7.2%


               14. Type of Reporting Person (See Instructions)
                   PN

CUSIP No.         29247F108


                1. Names of Reporting Persons. Zeff Holding Company, LLC


                   I.R.S. Identification Nos. of above persons (entities only).



                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [   ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization    Delaware


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 502,553


                        8. Shared Voting Power     0


                        9. Sole Dispositive Power 502,553


                       10. Shared Dispositive Power    0


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   502,553


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)      7.2%


               14. Type of Reporting Person (See Instructions)
                   OO

                                  SCHEDULE 13D

Item 1.        Security and Issuer

         This statement on Schedule 13D relates to the common stock, par value $.001 (the "Common Stock") of En Pointe Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 100 North Sepulveda Boulevard, 19th Floor, El Segundo, California 90245.


Item 2.        Identity and Background

         (a) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Capital Partners, I, L.P., a Delaware limited partnership ("Capital"), Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Capital, Holding, Spectrum and Zeff are hereinafter collectively referred to as the Reporting Persons). Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Exchange Act.

         (b) The address of the principal place of business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, California 94111.

         (c) Mr. Zeff's principal business is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager for Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Mr. Zeff is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

         This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The Reporting Persons are making this filing to provide notice of a letter submitted by Capital to the Company regarding a proposal to have the Company undertake a strategic transaction, such as a merger, reorganization or sale of substantially all of the assets of the Company, as further described below in Item 4.

Item 4.        Purpose of Transaction.

         In January 2005, Mr. Zeff, through Capital and Spectrum, began acquiring shares of Common Stock because, in his opinion, the Common Stock was undervalued by the market. In and around April

2006, Mr. Zeff spoke to the Company's board members and management regarding the benefits of a strategic transaction. On or around May 22, 2006, Mr. Zeff, as the managing member of Capital, sent a letter to Bob Din, the chairman and CEO of the Company, expressing his view that the Company's stock was undervalued and would remain so until the Company engaged in a sale or merger of the Company. Mr. Zeff requested that the Board of Directors of the Company immediately review actions to increase shareholder value, including retention of an investment bank and a sale of the Company, and to report to its shareholders on those efforts. The letter is attached hereto as Exhibit 2.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 7,027,472 shares of common stock outstanding, as reported in the Company's 10-Q for the quarterly period ended March 31, 2006.

                (i) As of the close of business on May 22, 2006, Mr. Zeff beneficially owns 1,124,140 shares of Common Stock comprised of 621,587 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 502,553 shares of Common Stock held by Capital (Mr. Zeff is the sole manager of Capital's general partner), in total constituting approximately 16.0% of the shares of Common Stock outstanding.

                (ii) As of the close of business on May 22, 2006, Spectrum beneficially owns 621,587 shares of Common Stock constituting approximately 8.8% of the shares of Common Stock outstanding.

                (iii) As of the close of business on May 22, 2006, Capital beneficially owns 502,553 shares of Common Stock constituting approximately 7.2% of the shares of Common Stock outstanding.

                (iv) As of the close of business on May 22, 2006, Holding beneficially owns 502,553 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 7.2% of the shares of Common Stock outstanding.

          (b) Spectrum has the sole power to vote or direct the vote and to dispose or to direct the disposition of 621,587 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or direct the vote and to dispose or to direct the disposition of 502,553 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as sole manager of Holding, Capital's general partner.

          (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons during the past 60 days.

          The following purchases were made by Capital:

          Date                 Price Per Share       Number of Shares
          3.29.06                       2.14                     45

          3.29.06                       2.19                  2,329
          3.29.06                       2.20                    134
          3.29.06                       2.21                    883
          3.29.06                       2.23                    130
          3.29.06                       2.24                     45
          3.29.06                       2.25                     45
          4.06.06                       2.11                  4,494
          4.06.06                       2.15                     62
          4.06.06                       2.16                    124
          4.06.06                       2.17                     62
          4.06.06                       2.18                    312
          4.06.06                       2.19                    201
          4.06.06                       2.20                  3,247
          4.06.06                       2.21                     62
          4.06.06                       2.25                    873
          4.06.06                       2.26                  1,374
          4.06.06                       2.30                  1,248
          4.06.06                       2.33                    312
          4.06.06                       2.34                    686
          4.06.06                       2.35                  2,935
          4.06.06                       2.36                     62
          4.06.06                       2.37                  6,869
          4.06.06                       2.38                    749
          4.06.06                       2.39                  7,999
          4.06.06                       2.40                  1,577
          4.10.06                       2.23                  1,400
          4.10.06                       2.24                  1,201
          4.10.06                       2.25                    295
          4.10.06                       2.28                     74
          4.10.06                       2.30                    316
          4.10.06                       2.33                    148
          4.10.06                       2.35                  2,720
          4.10.06                       2.36                  1,621
          4.10.06                       2.37                    884
          4.10.06                       2.39                    441
          4.10.06                       2.40                 17,233
          4.10.06                       2.42                     74
          4.10.06                       2.45                  1,534


          The following purchases were made by Spectrum:

          Date                  Price Per Share      Number of Shares
          3.29.06                       2.14                     55
          3.29.06                       2.19                  2,901
          3.29.06                       2.20                    167
          3.29.06                       2.21                  1,096
          3.29.06                       2.23                    170
          3.29.06                       2.24                     55
          3.29.06                       2.25                     55
          4.6.06                        2.11                  2,706
          4.6.06                        2.15                     38

          4.6.06                        2.16                     76
          4.6.06                        2.17                     38
          4.6.06                        2.18                    188
          4.6.06                        2.19                    121
          4.6.06                        2.20                  1,953
          4.6.06                        2.21                     38
          4.6.06                        2.25                    527
          4.6.06                        2.26                    827
          4.6.06                        2.30                    752
          4.6.06                        2.33                    188
          4.6.06                        2.34                    414
          4.6.06                        2.35                  1,765
          4.6.06                        2.36                     38
          4.6.06                        2.37                  4,131
          4.6.06                        2.38                    451
          4.6.06                        2.39                  4,801
          4.6.06                        2.40                    948
          4.10.06                       2.23                    500
          4.10.06                       2.24                    429
          4.10.06                       2.25                    105
          4.10.06                       2.28                     26
          4.10.06                       2.30                    112
          4.10.06                       2.33                     52
          4.10.06                       2.35                    980
          4.10.06                       2.36                    579
          4.10.06                       2.37                    316
          4.10.06                       2.39                    159
          4.10.06                       2.40                  6,167
          4.10.06                       2.42                     26
          4.10.06                       2.45                    549


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7.        Material to be Filed as Exhibits.

          Exhibit 1: Joint Filing Agreement, dated as of May 30, 2006 by and among the Reporting Persons.

          Exhibit 2: Letter, dated May 22, 2006 from Mr. Zeff to the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2006


                                        /s/ Daniel Zeff
                                        -------------------------------
                                        Daniel Zeff


                                        ZEFF HOLDING COMPANY, LLC

                                        By: /s/ Daniel Zeff
                                        -------------------
                                        Name: Daniel Zeff
                                        Title: Manager


                                        ZEFF CAPITAL PARTNERS I, L.P.
                                        By: Zeff Holding Company, LLC,
                                        as general partner

                                        By: /s/ Daniel Zeff
                                        -------------------
                                        Name: Daniel Zeff
                                        Title: Manager


                                        SPECTRUM GALAXY FUND LTD.

                                        By: /s/ Dion R. Friedland
                                        -------------------------
                                        Name: Dion R. Friedland
                                        Title: Director

                                                                       Exhibit 1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of En Pointe Technologies, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 30th day of May, 2006.



                                      /s/ Daniel Zeff
                                      -------------------------------
                                      Daniel Zeff


                                      ZEFF HOLDING COMPANY, LLC

                                      By: /s/ Daniel Zeff
                                      -------------------
                                      Name: Daniel Zeff
                                      Title: Manager


                                      ZEFF CAPITAL PARTNERS I, L.P.
                                      By: Zeff Holding Company, LLC,
                                      as general partner

                                      By: /s/ Daniel Zeff
                                      -------------------
                                      Name: Daniel Zeff
                                      Title: Manager


                                      SPECTRUM GALAXY FUND LTD.

                                      By: /s/ Dion R. Friedland
                                      -------------------------
                                      Name: Dion R. Friedland
                                      Title: Director

                                                                       Exhibit 2
                                     Letter

                       [Zeff Capital Partners Letterhead]

                                                                    May 22, 2006

Mr. Bob Din
Chairman and CEO
En Pointe Technologies, Inc.
100 North Sepulveda Boulevard
19th Floor
El Segundo, CA 90245


Dear Mr. Din,

          As you know, Zeff Capital Partners, LLC ("Zeff Capital") currently owns 1,124,140 shares of En Pointe Technologies, Inc. ("ENPT") which represents approximately 16.1% of ENPT's outstanding stock. We believe that ENPT's stock is undervalued and will remain so until ENPT engages in a strategic transaction.

          Accordingly, Zeff Capital, on behalf of affiliated investment funds, requests that the Board of Directors of ENPT actively and immediately review actions to increase shareholder value including first and foremost a sale of the business for a fair price to a competitor or other third party. In light of ENPT's ongoing operating losses and rapidly deteriorating shareholder value, it is vital that the company act with urgency to complete a transaction. ENPT's stock is selling at a 27% discount to book value and it appears highly unlikely to regain anything close to fair value as an ongoing operating entity. Meanwhile, given the economies of scale in the IT sector, a merger would unlock a dramatic increase in value for ENPT's shareholders as the company would present a valuable addition to another larger competitor. Management and certain members of the board have made it clear that they do not necessarily disagree with these viewpoints. However, we are more concerned with your action than your intent. Shareholders have yet to see a real effort to increase value. To that end Zeff Capital urges the company to hire investment bankers, the cost of which would be more than offset by increased value to shareholders, as the first and key initiative in the strategic transaction process. Zeff Capital also requests that the company inform its shareholders in detail of the specific steps it is taking or plans to take in an effort to increase shareholder value.

          We understand management's commitment to the business and stated interest in increasing shareholder value, but we no longer have the luxury of time as it appears that the IT sector may not take a turn for the better any time in the near or even more distant future. We fear that management's overly optimistic outlook is delaying what you too must realize is an inevitable outcome.

          We have enjoyed our business relationship with the company and sincerely hope to remain on good terms now and in the future. Nevertheless, circumstances force me to take a practical approach to seeking a favorable outcome for all shareholders. I would be happy to discuss these issues in more detail in person.

          We understand that your Board will want to carefully evaluate our request. As you know, applicable securities regulations require us to disclose this letter.


                                                      Sincere regards,


                                                      Daniel Zeff
                                                              Managing Member